Via EDGAR, U.S. Mail and Facsimile to (703) 813-6984

September 11, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Jessica Barberich
Assistant Chief Accountant
Mail Stop 3010

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended November 28, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 27, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 26, 2009 (“June Form 10-Q”)
File No. 1-14965

Dear Ms. Barberich:

We are in receipt of the letter, dated August 21, 2009, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings. We thank the Staff for its comments, and we look forward to resolving any additional comments. For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Year Ended November 28, 2008

Note 3, Financial Instruments, page 160

1.

We note your responses to our comments regarding your credit derivative disclosures in your letters dated May 5, 2009 and July 7, 2009, and we note that you have disclosed the types of credit derivatives that you entered into: written and purchased credit default swaps, credit spread options, credit index products, and total return swaps. Please expand your disclosure in future filings to specifically discuss the nature of each type in greater detail. Also, specifically discuss your reasons for entering into each type of contract. Please provide us with your proposed disclosure.

Response:
In addition to our existing credit derivatives disclosures, we will add the following disclosure in future filings:
“The firm enters into a broad array of credit derivatives to facilitate client transactions, to take proprietary positions and as a means of risk management. The firm uses each of the credit derivatives described below for these purposes. These credit derivatives are entered into by various trading desks around the world, and are actively managed based on the underlying risks. These activities are frequently part of a broader trading strategy and are dynamically managed based on the net risk position.

Credit default swaps: Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event of a default by the issuer (reference entity). The buyer of protection pays an initial or periodic premium to the seller and receives credit default protection for the period of the contract. If there is no credit default event, as defined by the specific derivative contract, then the seller of protection makes no payments to the buyer of protection. However, if a credit default event occurs, the seller of protection will be required to make a payment to the buyer of protection. Typical credit default events requiring payment include bankruptcy of the reference credit entity, failure to pay the principal or interest, and restructuring of the relevant obligations of the reference entity.

Credit indices, baskets and tranches: Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. Typically, in the event of a default of one of the underlying reference obligations, the protection seller will pay to the protection buyer a pro-rata portion of a transaction’s total notional amount relating to the underlying defaulted reference obligation. In tranched transactions, the credit risk of a basket or index is separated into various portions each having different levels of subordination. The most junior tranches cover initial defaults, and once losses exceed the notional amount of these tranches, the excess is covered by the next most senior tranche in the capital structure.

Total return swaps: A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit options: In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.”

2.

Please tell us how you have met the requirements of paragraph 5(d) of FSP FAS 133-1 and FIN 45-4. We note that you have offsetting purchased credit derivatives that hedge written credit derivatives with identical underlyings. We also note that you have purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which you have not written protection. In your response, tell us what consideration you gave to providing further discussion of any recourse provisions and/or any assets held as collateral that you may have access to for any credit protection written that does not have offsetting credit protection purchased with identical underlyings.

Response:
We manage our exposure to credit derivatives primarily by maintaining a balanced portfolio in which we hedge written protection with offsetting purchased protection. In accordance with paragraph 5(d) of FSP 133-1 and FIN 45-4, we include in our disclosure an estimate of potential recoveries from purchased credit protection with identical underlyings.

We understand that paragraph 5(d) also provides that a seller of credit derivatives “shall indicate, if estimable, the approximate extent to which the proceeds from liquidation of [assets held either as collateral or by third parties] would be expected to cover the maximum potential amount of future payments under the credit derivative.” We do not include such proceeds, or the proceeds recoverable from any recourse provisions, in our estimate of future recoveries because such amounts are not reasonably estimable for our credit derivatives portfolio. However, we will add the following to our credit derivatives disclosures in future filings:

“The firm hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.”

Form 10-Q for the Period Ended June 26, 2009

General

3.

Based on various press reports, we note that you lent about $1.1 billion to a Whitehall fund in 2008, and, in the second quarter of 2009, you agreed to forgive approximately $600 million of the $1.1 billion in debt and also release Whitehall from $200 million in recourse debt. In exchange, you will gain a 22% noncontrolling equity interest in the investment. Please advise us if this transaction has closed and tell us how you accounted/will account for this transaction, including the accounting guidance that you are relying upon. Please discuss your equity interest in the Whitehall fund investment before and after the transaction in your response and your accounting treatment of the investment.

Response:
We are the general partner and a limited partner in the Whitehall 2007 funds. We did not lend $1.1 billion to the Whitehall 2007 funds in 2008, as reported in the press. However, in 2008, we did loan approximately $1.1 billion to a company in which the Whitehall 2007 funds have an equity investment. During 2009, due to the financial performance of the borrower, we conducted negotiations in order to restructure the loan and to maximize our ultimate recovery. As a result of those negotiations, we agreed to forgive $593 million of the principal amount of the loan and the borrower repaid $165 million resulting in a remaining principal amount of $350 million. We also received an interest in non-voting equity of the borrower equal to 22% of the borrower’s total outstanding equity. Subsequent to this restructuring, we sold the remaining balance of the loan for an amount that approximated our carrying value.

Before and after the restructuring, we accounted for the investment (both the loan and the subsequent equity) at fair value. At the time the loan was originally made, we applied the guidance in the Audit and Accounting Guide “Brokers and Dealers in Securities” (FASB Codification Topic 940), and accounted for the loan as trading inventory at fair value. When we became a bank holding company in September 2008, we ceased application of the Guide, and elected the fair value option for this loan under SFAS 159 (FASB Codification Topic 825). We account for the non-voting common stock at fair value in accordance with SFAS 159 (FASB Codification Topic 825). The restructuring transaction closed on June 25, 2009. As we marked this loan at fair value, we recorded the resulting loss in our condensed consolidated statement of earnings throughout our holding period.

At the time of the original loan, the Whitehall 2007 funds had provided a payment guarantee in the amount of $200 million of the $1.1 billion loan. As part of the restructuring, the Whitehall 2007 funds made a payment under this guarantee and concurrently wrote off the remaining value of their original investment. This transaction did not change our ownership interest in the Whitehall 2007 funds. Our total interest in the Whitehall 2007 funds is approximately 34%. We carry this investment at net asset value. The Whitehall 2007 funds determine their net asset values at fair value in accordance with the Audit and Accounting Guide “Audits of Investment Companies” (FASB Codification Topic 946). Accordingly, our carrying value approximates fair value.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Funding Risk, page 136

4.

We note your disclosure that as of June 2009, you had outstanding $25.14 billion of senior unsecured debt under the TLGP. Tell us what consideration you gave to discussing and quantifying the positive effect your participation in the TLGP program has had on your results of operations in terms of being able to issue debt at below market rates.

Response:
Our approach to issuing debt instruments balances the economic cost of that issuance with the current and future financing needs of the firm. When market conditions are favorable we will generally pre-fund those future financing needs and conversely when market dynamics are less favorable we will limit new debt issuances. There is no fixed amount of funding we raise at any given time and as such the timing of our financing activities will lead to changes in our overall liquidity, as measured by the amount of cash and unencumbered, highly liquid securities we hold in excess of our liquidity needs (our Global Core Excess). The Global Core Excess averaged $167 billion during the past two quarters. Accordingly, had the TLGP not been available to us or had we chosen not to avail ourselves of the TLGP, we would likely not have raised the same amount of financing through other channels. As a result, we are not able to reasonably estimate an economic benefit of issuing debt under the TLGP. However, had we issued the exact amount of debt issued under the TLGP on an unguaranteed basis, the estimated impact of the interest costs would not have been material to our “Net revenues, including net interest income” or our “Net earnings applicable to common shareholders” on our condensed consolidated statement of earnings for the three months and six months ended June 26, 2009.

Note that we have not issued long-term debt under the TLGP since March 2009 and prior to the filing of our June Form 10-Q, we were able to issue unguaranteed debt at a cost lower than our total cost, including fees, would have been for an issuance under the TLGP.

* * *

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the March Form 10-Q and the June Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the March Form 10-Q and the June Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah Smith

Sarah Smith

Controller and Chief Accounting Officer

cc:     David A. Viniar, Chief Financial Officer

     (The Goldman Sachs Group, Inc.)

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